

For Immediate Release – Calgary, Alberta
TSX, NYSE MKT: BXE

FOR IMMEDIATE RELEASE

Calgary, Alberta, June 5, 2014

BELLATRIX EXPLORATION LTD. ANNOUNCES
CLOSING OF $172.6 MILLION BOUGHT DEAL FINANCING

Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE MKT: BXE) is pleased to announce that it has closed its previously announced bought deal offering of 18,170,000 common shares of the Company (the "Common Shares") at a price of $9.50 per Common Share for aggregate gross proceeds of $172,615,000 (the "Offering"). The Common Shares issued pursuant to the Offering included the exercise in full by the underwriters of the over-allotment option. The syndicate of underwriters for the Offering was co-led by Canaccord Genuity Corp. and Dundee Securities Ltd. and included AltaCorp Capital Inc., Macquarie Capital Markets Canada Ltd., National Bank Financial Inc., Northland Capital Markets, TD Securities Inc., CIBC World Markets Inc., GMP Securities L.P., Paradigm Capital Inc. and Scotia Capital Inc.

Net proceeds from the Offering will be utilized to temporarily reduce outstanding indebtedness under the Company's credit facilities, thereby freeing up borrowing capacity that may be redrawn, from time to time, to fund the Company's ongoing capital expenditure program and for general corporate purposes. As a result of completion of the Offering, Bellatrix confirms that, as previously announced, it has increased the Company's 2014 Capital Expenditure Budget from $440 million to $500 million.

The Offering was made pursuant to an effective shelf registration statement previously filed with the U.S. Securities and Exchange Commission ("**SEC**") and a corresponding Canadian base shelf prospectus filed with the securities regulatory authority in each of the provinces of Canada, except Québec. A prospectus supplement relating to the Offering was filed with the SEC and with the securities regulatory authority in each of the provinces of Canada, except Québec. Copies of the prospectus supplement relating to these securities may also be obtained from the offices of Canaccord Genuity Inc., 2200, 450 – 1st Street SW, Calgary, AB T2P 5P8, or via e-mail ecm@canaccordgenuity.com or via telephone at 1-800-225-6201.

For further information, please contact:


Raymond G. Smith, P.Eng., President and CEO (403) 750-2420
or
Edward J. Brown, CA, Executive Vice President, Finance and CFO (403) 750-2655
or
Brent A. Eshleman, P.Eng., Executive Vice President (403) 750-5566
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
Suite 1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163


ADVISORIES:

This press release contains forward looking statements. More particularly, this press release contains statements concerning the anticipated use of the net proceeds of the Offering and increase in capital expenditure budget. Undue reliance should not be placed on these statements because Bellatrix can give no assurance that they will prove to be correct. Since forward looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. The intended use of the net proceeds of the Offering by Bellatrix might change if the board of directors of Bellatrix determines that it would be in the best interests of Bellatrix to deploy the proceeds for some other purpose. The forward looking statements contained in this press release are made as of the date hereof and Bellatrix undertakes no obligations to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.